

June 13, 2012

Via E-mail
Simeon P. Palios
Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

> **Re: Diana Shipping Inc.**
> **Registration Statement on Form F-3**
> **Filed May 18, 2012**
> **File No. 333-181540**

Dear Mr. Palios:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading.

Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Exhibit 5.1

2. The legality opinion should opine that the guarantees will be binding obligations of the guarantors. Please revise accordingly.

3. Please confirm to us that you will file a "clean" legal opinion with every takedown. Please also confirm your understanding that the opinion must also cover the laws of the jurisdictions of incorporation of all guarantors with respect to due authorization and corporate authority. We note in the Table of Additional Registrants that in addition to having guarantors incorporated in the Republic of the Marshall Islands you also have guarantors incorporated in Panama and Cyprus.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Edward S. Horton
        Seward & Kissel LLP